Sit Investment Associates

Mutual Funds Newsletter

Summer 2021

Sit Mutual Funds Annual/Semi-Annual Reports

Financial reports for the Sit Mutual Funds are no longer printed and mailed to all shareholders; instead, the reports are available for shareholders to view online or to receive a hard copy by request. A postcard notice is mailed each time an annual or semi-annual report is available for the Funds, which allows shareholders to decide how they prefer to view the full report, which can be over fifty pages.

Several shareholders have contacted the Sit Funds call center after receiving the notices and were unsure if these notices were referring to their account statements. To clarify, shareholder account statements will always be mailed unless the shareholder has specifically opted for electronic delivery through the online account access system. Shareholders can also change their preference for how they receive account statements or financial reports at any time.

Annual/semi-annual financial reports do not contain any specific shareholder account information. These reports summarize financial information related to the mutual funds; some examples of the information shown in the financial reports are:

- Securities held in the Fund(s)

- Assets, liabilities and net investment income for each Fund

- Investment objectives and strategies employed

- Fund performance and factors that influenced performance

- Information on the directors and officers of the Fund(s)

All mutual funds registered with the SEC are required to provide these reports to their shareholders. The Sit Funds produce financial reports twice per year with semi-annual reports covering the first six months of the fiscal year for each Fund, and annual reports covering their entire fiscal year.

Sit Mutual Funds' most recent financial reports are always available online, and investor service representatives can mail or email copies upon request. If you have any questions, please call an investor services representative at (800) 332-5580, or email info@sitinvest.com.

Annual Shareholder Meeting Canceled Again

We have decided not to hold the Sit Mutual Funds annual shareholder luncheon again this year to avoid possibly exposing shareholders to the COVID virus and its Delta variant. We will post an annual update on our website by November 1, 2021 (www.sitfunds.com) in order to keep shareholders informed about the current market and economy. We regret that we will not be able to gather together as we have in years past. We hope you enjoy good health during this pandemic.

How to Become a Millionaire

The Sit Mid Cap Growth Fund opened to investors on September 2, 1982. Shareholders who have held the Fund since then have experienced the power of compound returns and have been well rewarded over time. An initial $10,000 investment in the Fund at inception left to grow along with the reinvestment of dividends and capital gains would now be worth over $1 million.

The Fund's investment objective has always been to maximize long-term capital appreciation, and the strategies employed to reach that objective have remained the same since inception. Managers invest at least 80% of the Fund's assets in common stocks of medium to small companies believed to exhibit the potential for superior growth.

Earnings growth is believed to be the primary determinant of a company's potential long-term returns, and managers and analysts evaluate a company's potential for above-average long-term earnings and revenue growth. Several other factors are considered when evaluating a company including a unique product or service, growing demand, dominant or growing market share, financial condition and management's experience and capabilities. After a security is added to the Fund's portfolio, managers regularly monitor the holding and may sell or reduce it due to factors such as adverse changes in fundamentals or anticipated earnings.

The Sit Mid Cap Growth Fund has produced double-digit returns over the long term, powering shareholder account values higher. The average annual returns for the 3-, 5-, 10-year and since-inception periods ended August 31, 2021, were 18.09%, 17.09%, 13.94% and 12.13%, respectively. Using the "rule of 72," which approximates how long it takes an investment to double, would estimate that an investment in the Fund would have doubled about every 6 years since inception (72 divided by 12.13 = 6, approximately).

Investors are familiar with disclosures lamenting "past performance is no guarantee of future results." but it should also be cautioned that returns are rarely consistent and can often vary widely in shorter time periods. For example, the Fund averaged over +43% per year for the 3-year period ending March 31, 2000, and then the internet bubble burst causing a serious bear market and the Fund averaged -30% per year for the 3-year period ending February 28, 2003. Significant fluctuations in returns can cause even the most steadfast investor to make bad timing decisions (buying high and selling low), and missing just a couple of the stronger performance periods can drastically lower the ending value.

Time spent in the market is much more important to investor success than timing the market perfectly, which can rarely be done on a consistent basis. To improve the odds of becoming a millionaire through investing, stay invested for the long-term and let the math do the work. See page 11 for additional information on the Sit Mid Cap Growth Fund or visit www.sitfunds.com.

Investment Outlook and Strategy Summary
by Roger J. Sit - Chairman and Chief Investment Officer



U.S. real GDP is on pace to expand +6.5% in 2021. We estimate real GDP will increase +10% in the June quarter then moderate in subsequent quarters as comparisons become more challenging. We believe growth will persist through at least 2022, supported by pent-up demand, employment gains, inventory restocking, fixed investment, and favorable government policies. Supply chain constraints and temporary labor availability issues are tempering growth potential near term, but there is still plenty of labor slack to grow the economy and lessen inflationary pressures as enhanced unemployment benefits end and pandemic risks fade. Even though there are sizable disparities in labor conditions across states and sectors, investments in automation are rising and should ultimately improve both productivity (offsetting wage inflation) and GDP potential. Services, which represents about 75% of GDP and near 85% of nonfarm private employment, is poised to sustain the next stage of the expansion. Risks to our outlook include a prolonged uptick in inflation, potential policy missteps, and the spread of Covid-19 variants.

Interlinked factors are contributing to a transitory surge in inflation, including a rebound in demand, a backup in global supply chains, massive federal stimulus, a weaker U.S. dollar, and rising commodity prices. The recent upshift in consumer inflation is almost entirely due to a spike in so-called flexible prices against especially easy year-over-year comparisons. We believe many of the global supply chain issues currently plaguing producers, and driving costs higher, will be largely ironed out by late 2021 or early 2022. We forecast core PCE inflation will moderate to the low +2% range by year end, giving the Federal Reserve the flexibility to stay accommodative.

Almost $31 trillion in global pandemic-related stimulus has accrued since spring 2020, with the U.S. accounting for two-fifths of this amount and more likely to come. Accommodative government policies helped global economies avert potential crises in 2020 and is now underwriting the recovery. Still, unprecedented central bank liquidity, especially when joined with enormous fiscal stimulus and global supply chain logjams, is contributing to a spike in asset values and prices worldwide, but they

are transitory. Another widespread Covid-19 outbreak aside, we estimate global real GDP will expand at least +5.5% in 2021 against the -3.5% drop in 2020. The World Bank projects a broad-based recovery, with advanced and emerging economies expanding +5.4% and +6.0%, respectively, this year. There is mounting evidence economic momentum is moderating in China, peaking in the U.S., and rising in Europe. Emerging markets are a mixed bag. Yet, leading indicators continue to confirm expectations for robust, albeit slower, global growth in 2022.

Given still-high vaccine hesitancy, the emergence of more transmissible variants may cause headaches. Accounting for 50% of new cases in the U.S., the Delta variant has been detected in 92 nations so far, forcing authorities in several places to reinstate some restrictions to combat its transmission. It also appears vaccine effectiveness is lower against the Delta variant. Given still-low vaccination rates globally, the risk of even more contagious variants taking hold is high.

The Euro Area's services-heavy economies, which are swiftly gathering steam, combined with an already booming manufacturing sector lifted the Euro Area Composite PMI to a 15-year high in June. We forecast Euro Area real GDP will grow +4.5% in 2021, but not return to pre-pandemic levels until mid-2022 when it is positioned to achieve GDP growth of +4.0% or more. Still, another surge in Covid-19 infections or policy missteps could dampen or further delay the expansion.

We lowered our 2021 real GDP growth forecast to +8.5% based on disappointing May economic data, but remain positive on China's outlook. Consumer spending was sluggish amid localized Covid-19 outbreaks, while a rebound in manufacturing capital spending partly offset a slowdown in infrastructure investment. Export growth, though robust, moderated due partly to temporary Covid-related shutdowns at some of the busiest shipping ports. However, China is on track to achieve a 70% vaccination rate in 2H21, boosting prospects for a gradual recovery in consumption. Export demand should also remain solid, and fiscal policy should offer support in 2H21 on rising bond issuance and a widening fiscal deficit.

Overall, Japan's economic outlook has improved in recent months as the vaccination effort has gathered pace, though cross-

currents remain. Robust overseas demand has buoyed exports. Recent data suggests some waning as challenges from component shortages mount and demand from key trade partner China moderates. However, firming demand in other markets, a competitive yen, and pent-up domestic corporate demand suggest a supportive backdrop looking forward. Altogether, we continue to expect real GDP to grow +2.5% in calendar 2021.

Fixed Income

The Federal Reserve remains positive on the employment and economic outlook. Fed Chair Jerome Powell still contends many of the factors influencing the recent upsurge in inflation will prove transient and dissipate. The debate is now shifting to other aspects. For example, how long will transitory inflation persist, and what are the effects of an effective tax (i.e., higher inflation) on consumers? At its June meeting, the Fed moved forward the timing of potential rate hikes to two in 2023. While there is not much historical precedent for an anticipated rate increase two years out, it was not the change investors expected, as evidenced by the dramatic flattening of the yield curve. The present level of bond yields is still very low and is not necessarily reflective of the current inflationary and growth environment. The Fed is still buying bonds to the tune of $120 billion per month, but hinted at discussing future tapering of purchases (which will put upward pressure on interest rates).

While much of the inflation will decline over time, the transitory effects may still be felt for longer than anticipated as supply chains are still working through backlogs, and other inflation items may counter some of the expected decline. The labor market is strengthening, but we expect some friction as elevated unemployment aid continues and childcare remains an issue until fall.

We believe confusion surrounding the flattening and twisting of the yield curve is providing attractive investment opportunities. Thus, we continue to favor a contrarian trading approach and look to take advantage of any dislocations. We see interest rates trending higher over the medium term and are opportunistically adding to inflation trades. We have maintained an emphasis on providing a significant yield advantage, which represents the best source of return to offset potential price losses from rising interest rates. We have also positioned portfolios with durations below benchmarks, with an emphasis on lower quality and cyclical securities, where appropriate, that should outperform in an economic rebound. Furthermore, we utilize inflation-protected securities and are avoiding bonds in the long end of the yield curve.

Tax-exempt municipal bonds did not outperform U.S. Treasuries and corporate bonds in the second quarter, but still lead all other fixed income markets for returns in the first half of 2021 according to the Bloomberg Municipal Bond Index. The ratios of yields on tax-exempt municipal bonds to U.S. Treasury bonds remained at historically low levels throughout the quarter, signifying a fully valued market. Average yields of municipal bonds in the Index reached all-time lows. Lower-rated and non-rated municipal bonds significantly outperformed high-grade municipal bonds as investors sought extra yield. Demand continued to be fueled by an unprecedented influx of cash into municipal bond funds.

The supply of tax-exempt municipal bonds has not kept pace with investor demand. One reason for this has been the shift of issuance from the tax-exempt bond market into the taxable bond market. In 2021, 25% of new municipal bond issues have been subject to federal income tax. Over half of recent taxable municipal bonds have been issued to refund existing tax-exempt bonds, prompted by changes to the federal tax code effective in 2018. However, those changes may be reversed within an infrastructure or budget reconciliation package now under negotiation. If that occurs, it could mean increased supply of tax-exempt bonds, alleviating supply pressures in the tax-exempt market to a degree, although bond refunding opportunities are starting to wane. Both tax-exempt and taxable municipal bond issuance might also benefit from legislation to finance infrastructure spending using municipal bonds.

The Administration's plans to increase corporate and individual federal tax rates (and sharply raise taxes on capital gains) should drive investor demand for tax-exempt income. Concerns over state and local government budgetary distress have largely dissipated following the passage of over $600 billion of emergency federal aid in March. Along with the re-opening of the economy, this has caused widespread improvement in recent months to outlooks for municipal bond credits. The foremost headwind to the current municipal bond outlook is from a general rise in interest rates over the intermediate term. We believe that our emphasis on tax-exempt income over short-term gains and defensive portfolio positioning will differentiate our performance.

Equities

The S&P 500® Index posted a total return of +15.3% for the first six months of 2021. Against a stable price-to-earnings multiple, rising earnings projections drove all the Index's first-half performance. Over 85% of S&P 500 constituents beat the consensus EPS expectation for the March quarter. The highest percentage of companies surpassing EPS projections were in the financial, energy, and information technology sectors. Due to the exceptional March quarter reports, bottom-up earnings for the S&P 500 are now estimated to grow +37% year over year in 2021, up from +26% at the end of March. Consensus estimates imply approximately +12% earnings growth in 2022, but those forecasts do not yet include the potential drag from higher corporate taxes. We expect another round of robust corporate earnings reports for the June quarter, but think the magnitude and scope of S&P 500 upward earnings revisions may have peaked. Thus, the focus of investors will likely shift back to earnings quality and sustainability as the U.S. economy enters the next, slower growth, stage of the expansion.

The economic expansion may be far from over, but momentum is probably peaking, at least for perhaps the next 12-24 months. Even though decelerating economic growth does not signal an end to the equity bull market, it typically denotes an inflection point in sector and style performance. We think investors are apt to gravitate to quality growth stocks and away from value, particularly with year-over-year comparisons in earning growth about to become more challenging. Rising excess liquidity and falling interest rates lifted equity price-to-earnings multiples. However, excess liquidity has begun to slow, and the bias is for rates to go higher eventually. As a result, we believe picking quality stocks with strong earnings growth that can more than offset potential multiple contractions will be crucial for outperformance.

We believe dividend-paying stocks remain compelling. The overall weighting of defensive sectors in the S&P 500 Index is at an historic low, and we see the potential for mean reversion in the months ahead. We also expect sentiment to improve for stable, low vol stocks as market volatility increases. Moreover, dividend-paying stocks offer downside protection. As year-over-year comparisons become increasingly difficult for higher beta cyclical companies and the global economy normalizes, we expect better relative earnings growth and growing dividends to ignite investor enthusiasm for stable dividend-paying growth stocks. Current high stock market valuations, already low interest rates, and peaking economic growth imply a somewhat muted outlook for equity returns, raising the appeal of total return strategies. Our dividend investments emphasize attractively valued, high-quality growth companies that are committed to returning capital to shareholders. While the current yields of our dividend-based portfolios are already well above benchmark yields, we anticipate double-digit dividend growth in 2021 for each of our dividend growth strategies.

Investors continue to pour money into stocks, with U.S. equity inflows growing at their fastest pace since 2015 and first half 2021 global equity inflows their largest on record. Although the Fed put (monetary intervention during times of market stress) is firmly in place, investors appear complacent about gathering risks. The S&P 500 Index is currently overbought on a technical basis and about +12% above its 200-day moving average, implying it is vulnerable to negative headlines. U.S. margin debt has ballooned to $862 billion and is at historic highs. Buying stocks on margin has boosted prices, but margin calls could make a market pullback correspondingly more severe.

With equity valuations fair across most sectors and the market overall, we believe identifying companies that can sustain growth beyond easy pandemic-impacted comparisons will lead to continued stock price appreciation. From a sector standpoint, we advocate a barbell strategy through investments in a combination of traditional and cyclical growth stocks levered to the reflationary economic backdrop. Based on current stock valuations, we think technology and financial stocks offer the most compelling investment opportunities on each side of the barbell.

Sector rotation out of technology and into cyclical stocks began in late 2020, catalyzed by the snapback in economic activity and a subsequent broadening in earnings *Continued on page 4.*

Retirement News **Steve Benjamin, CEBS, CRPC**

IRS Announces its "Dirty Dozen" List

Because of the numerous ways crooks have tricked taxpayers and tax preparers, the IRS recently released its annual "dirty dozen" list of twelve tax scams it has seen and wants the public to be aware of. This year's list can be broken down into four categories:

Pandemic-related scams

For example, receiving a text message or an email that asks for personal bank account information or that includes a link to click on to submit personal data to receive a governmental Economic Impact Payment, additional unemployment compensation, etc.

Personal information scams

For example, receiving a telephone call, text message, email or social media request that asks the recipient for their Social Security number, bank account number, credit card information or a password. The scam may also include sending a link that if clicked on, downloads malicious software that collects, or "mines", personal data from your computer.

Scams that focus on unsuspecting victims

For example, schemes that target senior citizens and immigrants, pose as fake charities, impersonate IRS employees that demand immediate payment, collect unemployment compensation illegally or charge excessive fees to resolve a taxpayer's outstanding debt.

Encouraging unscrupulous action

For example, schemes promoted by fraudsters who, while charging high fees, make false claims about the legitimacy of large tax deductions which may include "deals" that use inflated appraisals of undeveloped land, claim improper business research tax credits or illegally defer the recognition of a gain upon the sale of a highly appreciated asset to many years into the future.

Common Characteristics of a Scam

- They will try and make you panic.
- They will demand immediate action.
- They will try and get you to download something.
- They will try and get you to click on a link.
- Their website won't be secure.
- They ask you to pay in gift cards or wire transfers.
- Their promises will sound too good to be true.

Social Security COLA for 2022

Due to the recent burst of inflation, many organizations predict that next year's cost of living adjustment (COLA) for Social Security benefits will be the highest in years. Most estimates for the 2022 COLA range anywhere from 4.5% to 6.1%, which is significantly higher than the average of 1.4% over the past 10 years. The COLA will be announced in October and we'll be sure to include it in our next newsletter.

Speaking of COLAs, in July Rep. John Garamendi (D-CA) introduced the "Fair COLA for Seniors Act" which would require the Social Security Administration to use a different COLA formula – the Consumer Price Index for the Elderly (CPI-E) – to calculate what many say would be a more appropriate COLA for those age 62 and older. Historically, the CPI-E has been 0.2% higher than the current COLA calculation.

Investment Seminars

The pandemic forced the cancellation of some of our investment seminars last year but we plan on leading them again in 2022. Watch our next newsletter and website for more details and instructions on how to register.

(Outlook/Strategy continued from page 3.)

growth expectations. Technology valuation multiples have contracted in many cases, presenting attractive investment opportunities throughout the sector. The semiconductor industry is a preferred investment area based on high demand and constrained supply. We also continue to add selectively to software holdings that benefit from several secular growth themes.

On the other side of the barbell, the financial sector remains the most attractively valued cyclical group and offers a critical hedge should higher interest rates upend the broader equity market. Banking fundamentals and investor sentiment have benefited from a rebound in interest rates and to monetary stimulus and an improving labor market. Loan growth is also poised to reaccelerate. Moreover, earnings and capital returns will benefit significantly from the release of excess credit reserves and the reduction of excess capital levels.

In international portfolios, we prefer equities in China, South Korea, India, and Europe. While emerging market central banks will tighten to counter rising inflation, we do not believe policy will become overly restrictive. We expect the pace of vaccinations to accelerate, leading to the easing of pandemic restrictions. We remain somewhat cautious on Chinese equities near term given weakening earnings revisions and the government crackdown on monopolistic behavior. However, MSCI China earnings are expected to grow double digits in 2021 amid a post-Covid recovery, making a sharp market decline less likely. We believe a balanced allocation between growth and cyclical stocks provides an optimal risk-reward profile near term. Longer term, we remain optimistic on structural trends such as consumption and digitization of the economy. In South Korea, we own a broad portfolio of stocks in technology, financials, ecommerce, and electric vehicle battery manufacturers. India holdings focus on the consumer, financial, energy, information services, and industrial sectors. We are also positive on materials such as iron ore and copper given China's robust steel production and a probable U.S. infrastructure package.

Sit Dividend Growth Fund

As of June 30, 2021

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**6.95**	**38.13**	**16.44**	**14.99**	**12.76**	**10.69**	**1.19**
S&P 500® Index	8.55	40.79	18.67	17.65	14.84	10.24	
Class S Shares	**6.93**	**37.87**	**16.17**	**14.71**	**12.48**	**10.24**	**0.94**
S&P 500 Index	8.55	40.79	18.67	17.65	14.84	10.43	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	6.0
Apple, Inc.	5.1
Broadcom, Inc.	2.6
Johnson & Johnson	2.6
Applied Materials, Inc.	2.3
Analog Devices, Inc.	1.9
Medtronic, PLC	1.8
Procter & Gamble Co.	1.8
Morgan Stanley	1.8
PepsiCo, Inc.	1.7
Total	27.7

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	17.6
Finance	17.2
Technology Services	12.3
Health Technology	11.9
Producer Manufacturing	8.0
Retail Trade	6.1
Consumer Non-Durables	5.7
Utilities	4.6
Sectors Less Than 4.0%	16.0
Cash and Other Net Assets	0.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$207.4
S Share Assets (Millions):	$31.3
Number of Holdings:	69
Wtd. Avg. Market Cap (Billions):	$382.5
Median Market Cap (Billions):	$109.9

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Kent L. Johnson, CFA, 32 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of June 30, 2021

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Kent L. Johnson, CFA, 32 years
Robert W. Sit, CFA, 29 years
Michael T. Manns, 34 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield(1)
Class I Shares	**3.28**	**48.13**	**12.62**	**12.31**	**9.95**	**0.53**
Class S Shares	**3.16**	**47.73**	**12.32**	**12.01**	**9.67**	**0.28**
Russell 2000® Index	4.29	62.03	13.52	16.47	11.78	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	3.1	Stifel Financial Corp.	1.7
MKS Instruments, Inc.	2.6	Nexstar Media Group, Inc.	1.7
Tenet Healthcare Corp.	1.9	Carlyle Group, Inc.	1.7
KBR, Inc.	1.8	Piper Sandler Cos	1.7
Evercore Partners, Inc.	1.8	HCI Group, Inc.	1.6
		Total	19.6

PORTFOLIO SECTOR ALLOCATION (%)

Finance	29.3
Producer Manufacturing	10.8
Electronic Technology	9.0
Health Technology	6.6
Process Industries	5.3
Consumer Durables	5.1
Commercial Services	4.9
Consumer Services	4.3
Sectors Less Than 4.3%	21.6
Cash and Other Net Assets	3.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$17.1
S Share Assets (Millions):	$5.2
Number of Holdings:	94
Wtd. Avg. Market Cap (Billions):	$6.4
Median Market Cap (Billions):	$4.7

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of June 30, 2021

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**6.90**	**34.61**	**15.53**	**12.94**	**9.37**	**10.09**	**0.79**
Class S Shares	**6.84**	**34.32**	**15.26**	**12.66**	**9.11**	**9.81**	**0.54**
MSCI World Index	7.74	39.04	14.99	14.83	10.65	9.79	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.2
Technology Services	16.2
Electronic Technology	13.3
Health Technology	12.6
Producer Manufacturing	9.9
Consumer Non-Durables	8.8
Consumer Services	3.4
Retail Trade	3.2
Sectors Less Than 3.2%	15.4
Cash and Other Net Assets	1.0

PORTFOLIO COUNTRY ALLOCATION (%)

United States	60.3
Switzerland	8.7
United Kingdom	8.6
Ireland	5.3
Germany	5.1
Australia	4.2
Japan	2.3
Spain	1.6
3 Countries Less Than 1.6%	2.9
Cash and Other Assets	1.0

TOP TEN HOLDINGS

Company Name	**% of Net Assets**
Microsoft Corp.	6.9
Apple, Inc.	5.8
Applied Materials, Inc.	2.6
Logitech International SA	2.6
JPMorgan Chase & Co.	2.5
Johnson & Johnson	2.5
Alphabet, Inc.	2.4
Partners Group Holding AG	2.4
Accenture, PLC	2.4
Atlassian Corp., PLC	2.2
Total	20.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$41.5
S Share Assets (Millions):	$4.1
Number of Holdings:	64
Wtd. Avg. Market Cap (Billions):	$409.7
Median Market Cap (Billions):	$85.6

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 31 years
- Kent L. Johnson, CFA, 32 years
- Raymond E. Sit, 28 years

FUND DETAILS

	Class I	**Class S**
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of June 30, 2021

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

		Style	
	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

FIXED-INCOME INVESTMENT STYLE

		Duration	
	Short	Interm	Long
High		■	
Mid			
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 31 years
 Bryce A. Doty, CFA, 31 years
 Ronald D. Sit, CFA, 37 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**7.67**	**26.48**	**15.19**	**13.57**	**10.57**	**7.92**
S&P 500® Index	8.55	40.79	18.67	17.65	14.84	10.54
Bloomberg Aggregate Bond Index	1.83	-0.33	5.34	3.03	3.39	5.15

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	3.7
Microsoft Corp.	3.2
Alphabet, Inc.	3.1
Amazon.com, Inc.	2.8
Visa, Inc.	1.8

Bonds

Company Name	% of Net Assets
U.S. Treasury Inflation Bond, 0.13%, 1/15/23	3.3
Putnam Premier Income Trust	0.7
U.S. Treasury Bond, 2.00%, 2/15/50	0.7
JP Morgan Mtg. Trust, 2.50%, 10/25/51	0.6
Oregon State Fac. Auth., 2.68%, 7/1/31	0.5

PORTFOLIO ALLOCATION (%)

Stocks	64.4
Bonds	34.2
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$66.2
Number of Holdings:	264

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500**® **Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

FUND PERFORMANCE (%)

	3 Month	Annualized Returns		
		1 Year	3 Year	Since Inception
Class I Shares	8.48	31.97	15.02	13.73
Class S Shares	8.41	31.61	14.72	13.45
MSCI World Index	7.74	39.04	14.99	14.82

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	5.9	Home Depot, Inc.	2.6
Apple, Inc.	5.4	T Rowe Price Group, Inc.	2.6
Alphabet, Inc.	3.3	Goldman Sachs Group, Inc.	2.5
Adobe, Inc.	2.9	Allianz SE, ADR	2.4
Facebook, Inc.	2.7	salesforce.com, Inc.	2.3
		Total	32.6

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	20.7
Health Technology	12.2
Electronic Technology	12.1
Consumer Non-Durables	10.3
Finance	9.7
Producer Manufacturing	9.5
Consumer Services	5.6
Retail Trade	5.2
Sectors Less Than 3.0%	12.7
Cash and Other Net Assets	2.0

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$4.8
S Share Assets (Millions):	$4.3
Number of Holdings:	56
Wtd. Avg. Market Cap (Billions):	$428.8
Median Market Cap (Billions):	$104.1

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 31 years
David A. Brown, 26 years
Kent L. Johnson, CFA, 32 years
Michael T. Manns, 34 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of June 30, 2021

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Ronald D. Sit, CFA, 37 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**11.99**	**41.12**	**23.70**	**21.81**	**15.73**	**11.18**
Russell 1000® Growth Index	11.93	42.50	25.14	23.66	17.87	12.43

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	10.2	PayPal Holdings, Inc.	2.9
Microsoft Corp.	9.0	Applied Materials, Inc.	2.8
Amazon.com, Inc.	6.1	Visa, Inc.	2.7
Alphabet, Inc.	6.1	NVIDIA Corp.	2.6
Facebook, Inc.	4.0	UnitedHealth Group, Inc.	2.4
		Total	48.9

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	35.4
Electronic Technology	18.9
Retail Trade	8.8
Health Technology	8.2
Consumer Non-Durables	5.3
Consumer Services	4.7
Finance	3.6
Producer Manufacturing	3.1
Sectors Less Than 3.0%	10.7
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$177.1
Number of Holdings:	64
Wtd. Avg. Market Cap (Billions):	732.3
Median Market Cap (Billions):	135.4

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of June 30, 2021

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**6.45**	**38.99**	**19.10**	**17.03**	**11.96**	**12.03**
Russell Midcap® Growth Index	11.07	43.77	22.39	20.52	15.13	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
HubSpot, Inc.	2.7	Applied Materials, Inc.	2.0
Atlassian Corp., PLC	2.6	Skyworks Solutions, Inc.	2.0
PTC, Inc.	2.4	Align Technology, Inc.	2.0
Dexcom, Inc.	2.4	Arista Networks, Inc.	1.9
Trex Co., Inc.	2.2	Broadcom, Inc.	1.9
		Total	22.3

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	25.5
Electronic Technology	16.0
Health Technology	14.2
Finance	9.0
Producer Manufacturing	7.7
Health Services	4.1
Consumer Services	4.0
Industrial Services	3.2
Sectors Less Than 3.2%	14.9
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$228.2
Number of Holdings:	84
Wtd. Avg. Market Cap (Billions):	$33.5
Median Market Cap (Billions):	$17.3

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 31 years
Kent L. Johnson, CFA, 32 years
Robert W. Sit, CFA, 29 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of June 30, 2021

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 31 years
 Kent L. Johnson, CFA, 32 years
 Robert W. Sit, CFA, 29 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**4.40**	**49.65**	**18.96**	**17.70**	**11.35**	**11.15**
Russell 2000® Growth Index	3.92	51.36	15.94	18.76	13.52	9.37

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
STAAR Surgical Co.	2.6	Paycom Software, Inc.	1.9
Trex Co., Inc.	2.3	Tenet Healthcare Corp.	1.8
Monolithic Power Systems, Inc.	2.2	MKS Instruments, Inc.	1.8
HubSpot, Inc.	2.2	Skyworks Solutions, Inc.	1.7
YETI Holdings, Inc.	2.0	PTC, Inc.	1.7
		Total	20.1

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	17.7
Technology Services	14.6
Finance	9.9
Electronic Technology	9.8
Producer Manufacturing	8.4
Consumer Durables	5.2
Commercial Services	5.1
Industrial Services	5.0
Sectors Less Than 5.0%	23.9
Cash and Other Net Assets	0.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$145.9
Number of Holdings:	99
Wtd. Avg. Market Cap (Billions):	$11.0
Median Market Cap (Billions):	$6.7

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000**® **Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of June 30, 2021

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**6.74**	**34.18**	**12.48**	**10.78**	**6.16**	**4.81**
MSCI EAFE Index	5.17	32.35	8.27	10.28	5.89	5.70

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.1
Health Technology	13.5
Electronic Technology	12.2
Producer Manufacturing	12.2
Technology Services	11.6
Consumer Non-Durables	9.5
Consumer Durables	3.7
Non-Energy Minerals	3.2
Sectors Less Than 3.0%	17.5
Cash and Other Net Assets	1.5

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	15.2
Switzerland	14.9
China/Hong Kong	10.5
Japan	9.0
France	7.9
Germany	6.3
Australia	5.9
Netherlands	5.1
9 Countries Less Than 5.1%	23.7
Cash and Other Assets	1.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
ASML Holding NV	3.2
Logitech International SA	2.6
Schneider Electric SE	2.5
Partners Group Holding AG	2.4
LG Chem, Ltd.	2.3
Ashtead Group, PLC	2.3
Dassault Systemes SE	2.0
Sony Group Corp., ADR	2.0
Tencent Holdings, Ltd.	1.9
Cellnex Telecom SA	1.9
Total	23.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$31.3
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	$101.2
Median Market Cap (Billions):	$45.1

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Cap Size	Style		
	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 31 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of June 30, 2021

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 31 years
 Raymond E. Sit, 28 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**1.71**	**31.79**	**8.78**	**13.01**	**3.28**	**4.90**
MSCI Emerging Markets Index	4.42	38.14	8.73	10.51	1.83	3.98

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	21.0
Technology Services	18.6
Finance	17.9
Retail Trade	11.6
Consumer Non-Durables	5.5
Consumer Services	3.7
Investment Companies	3.5
Health Technology	3.4
Sectors Less Than 3.4%	13.2
Cash and Other Net Assets	1.6

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	39.2
South Korea	12.5
Taiwan	9.2
India	6.3
South Africa	5.9
Singapore	4.7
Brazil	4.2
United States	3.5
8 Countries Less Than 3.5%	12.9
Cash and Other Assets	1.6

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	6.3
Tencent Holdings, Ltd.	6.2
Taiwan Semiconductor Co.	5.8
Alibaba Group Holding, Ltd., ADR	5.1
iShares MSCI India ETF	3.5
LG Chem, Ltd.	3.1
ENN Energy Holdings, Ltd.	3.0
HDFC Bank, Ltd., ADR	2.8
NICE Systems, Ltd., ADR	2.7
CSPC Pharmaceutical Group, Ltd.	2.4
Total	41.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$13.9
Number of Holdings:	57
Wtd. Avg. Market Cap (Billions):	$185.8
Median Market Cap (Billions):	$34.1

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of June 30, 2021

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | | 30-Day SEC Yield[1] |
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class S Shares	0.25	0.25	2.97	1.84	1.55	5.02	2.06
Bloomberg Intermediate Government Index	0.62	-1.14	3.94	1.94	2.13	5.24	
Class Y Shares	0.31	0.54	—	—	—	4.28	2.31
Bloomberg Intermediate Government Index	0.62	-1.14	—	—	—	4.55	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	56.9
FNMA Pass-Through	15.0
U.S. Treasury/Federal Agy.	11.8
GNMA Pass-Through	8.3
FHLMC Pass-Through	3.1
Asset-Backed	1.3
SBA Pass-Through	0.4
Cash & Other Net Assets	3.2

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$390.1
Y Share Assets (Millions):	$140.0
Average Maturity:	18.5 Years
Effective Duration:	1.9 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

| Quality | Duration | | |
	Short	Interm	Long
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Bryce A. Doty, CFA, 31 years
- Mark H. Book, CFA, 34 years

FUND DETAILS

	Class S	Class Y
Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Intermediate Government Index** is a sub-index of the Bloomberg Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of June 30, 2021

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

	Duration		
Quality	**Short**	**Interm**	**Long**
High	■		
Mid			
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Bryce A. Doty, CFA, 31 years
Mark H. Book, CFA, 34 years
Christopher M. Rasmussen, CFA, 21 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]
Quality Income	**0.81**	**2.60**	**2.71**	**1.94**	**1.31**	**1.89**
Bloomberg U.S. 1-3 Gov't/Credit Index	0.04	0.44	2.96	1.88	1.54	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Corporate Bonds	29.0
U.S. Treasury/Federal Agency	27.5
Mortgage Pass-Through (Agy.)	24.0
Taxable Municipal	7.0
CMO (non-agency)	6.0
Asset-Backed (non-agency)	3.7
Cash & Other Net Assets	2.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$111.0
Average Maturity:	9.3 Years
Effective Duration:	0.8 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of June 30, 2021

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | |
		1 Year	3 Year	5 Year	10 Year	Since Inception
Class S Shares	**2.19**	**6.94**	**4.47**	**3.45**	**5.16**	**5.15**
Bloomberg 5-Year Muni Index	0.48	2.24	3.75	2.38	2.71	4.82
Class Y Shares	—	—	—	—	—	0.46
Bloomberg 5-Year Muni Index	—	—	—	—	—	0.02

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

| | 30-Day SEC Yield | Tax-Equivalent 30-Day Yields | |
		38.8% Tax Rate	40.8% Tax Rate
Class S Shares	1.43	2.34	2.42
Class Y Shares	1.72	2.81	2.91

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top two brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	26.0
Single Family Mortgage	17.1
Other Revenue	11.8
Education/Student Loan	10.3
Insured	6.8
General Obligation	5.7
Investment Companies	5.4
Hospital / Health Care	3.9
Sectors Less Than 2.0%	7.2
Cash and Other Net Assets	5.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$214.9
Average Maturity:	19.5
Duration to Estimated Avg. Life:	4.2

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Paul J. Jungquist, CFA, 27 years
 Todd S. Emerson, CFA, 26 years
 Kevin P. O'Brien, CFA, 18 years

FUND DETAILS

	Class S	Class Y
Ticker:	SNTIX	SNTYX
CUSIP:	829799-10-5	82980B-20-6
Inception Date:	9/29/88	6/1/21
Expense Ratio:	0.80%	0.55%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of June 30, 2021

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Paul J. Jungquist, CFA, 27 years
Todd S. Emerson, CFA, 26 years
Kevin P. O'Brien, CFA, 18 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.87**	**5.65**	**4.24**	**2.93**	**4.18**	**4.63**
Bloomberg 5-Year Muni Bond Index	0.48	2.24	3.75	2.38	2.71	4.15

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.43	44.83% Tax Rate	2.78
		46.63% Tax Rate	2.90

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	20.1
Single Family Mortgage	17.4
Education/Student Loan	15.3
Hospital / Health Care	13.6
General Obligation	11.0
Municipal Lease	5.5
Other Revenue	3.4
Utility	2.1
Sectors Less Than 2.0%	5.9
Cash and Other Net Assets	5.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$710.9
Average Maturity:	16.4 Years
Duration to Estimated Avg. Life:	4.4 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)



Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Sit Mutual Funds Annual and Semi-Annual Reports • How to Become a Millionaire • Annual Shareholder Luncheon Canceled • Investment Outlook and Strategy Summary • IRS "Dirty Dozen List" • Social Security COLA for 2022 • Investment Seminars • Sit Mutual Funds Second Quarter 2021 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.
Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.
Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Past performance of is no guarantee of future results.

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.